Exhibit 1.1

Cellco Partnership

(d/b/a Verizon Wireless)

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

For the years ended

December 31, 2010, 2009 and 2008

Table of Contents

Cellco Partnership (d/b/a Verizon Wireless)

Consolidated Statements of Income
For the years ended December 31, 2010, 2009 and 2008	B-3

Consolidated Balance Sheets – As Adjusted
December 31, 2010 and 2009	B-4

Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008	B-5

Consolidated Statements of Changes in Partners’ Capital – As Adjusted
For the years ended December 31, 2010, 2009 and 2008	B-6

Notes to Consolidated Financial Statements	B-7-29

Report of Independent Registered Public Accounting Firm	B-30

Consolidated Statements of Income
Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(Dollars in Millions)	2010	2009	2008

Operating Revenue (including $94, $102 and $106 from affiliates)
Service revenue	$55,994	$53,497	$42,635
Equipment and other	7,925	8,634	6,697

Total operating revenue	63,919	62,131	49,332

Operating Costs and Expenses (including $1,696, $1,651 and $1,541 from affiliates)
Cost of service (exclusive of items shown below)	8,342	7,722	6,015
Cost of equipment	11,423	12,222	9,705
Selling, general and administrative	18,727	18,289	14,220
Depreciation and amortization	7,458	7,347	5,405

Total operating costs and expenses	45,950	45,580	35,345

Operating Income	17,969	16,551	13,987

Other Income (Expenses)
Interest expense, net	(316)	(1,141)	(161)
Interest income and other, net	90	71	265

Income Before Provision for Income Taxes	17,743	15,481	14,091
Provision for income taxes	(1,067)	(797)	(802)

Net Income	$16,676	$14,684	$13,289

Net income attributable to non-controlling interest	295	286	263
Net income attributable to Cellco Partnership	16,381	14,398	13,026

Net Income	$16,676	$14,684	$13,289

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets – As Adjusted
Cellco Partnership (d/b/a Verizon Wireless)

	As of December 31,
(Dollars in Millions)	2010	2009

Assets
Current assets
Cash and cash equivalents	$5,331	$607
Receivables, net of allowances of $328 and $356	6,007	5,721
Due from affiliates, net	126	58
Inventories, net	1,072	1,373
Prepaid expenses and other current assets	608	3,335

Total current assets	13,144	11,094

Plant, property and equipment, net	32,253	30,850
Wireless licenses	72,843	72,005
Goodwill	17,434	17,303
Other intangibles and other assets, net	2,370	3,100

Total assets	$138,044	$134,352

Liabilities and Partners’ Capital
Current liabilities
Short-term debt, including current maturities	$4,869	$2,998
Due to affiliates	–	5,003
Accounts payable and accrued liabilities	7,139	6,123
Advance billings	2,090	1,695
Other current liabilities	912	415

Total current liabilities	15,010	16,234

Long-term debt	11,634	18,661
Deferred tax liabilities, net	10,514	10,593
Other non-current liabilities	1,464	1,877

Total liabilities	38,622	47,365

Partners’ capital
Capital	97,399	84,863
Accumulated other comprehensive income	61	136
Non-controlling interest	1,962	1,988

Total Partners’ capital	99,422	86,987

Total liabilities and Partners’ capital	$138,044	$134,352

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(Dollars in Millions)	2010	2009	2008

Cash Flows from Operating Activities
Net income	$16,676	$14,684	$13,289
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	7,458	7,347	5,405
Provision for uncollectible receivables	746	696	507
Provision for deferred income taxes	65	147	176
Changes in current assets and liabilities, net of the effects of acquisition/disposition of businesses:
Receivables, net	(1,076)	(1,000)	(1,032)
Inventories, net	308	(127)	60
Prepaid expenses and other current assets	(104)	(42)	(74)
Accounts payable and accrued liabilities	1,505	(607)	(365)
Other operating activities, net	(31)	830	181

Net cash provided by operating activities	25,547	21,928	18,147

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(8,438)	(7,152)	(6,510)
Acquisition of businesses and licenses, net of cash acquired	(332)	(4,881)	(10,277)
Proceeds from dispositions	2,594	–	–
Investment in debt obligations	–	–	(4,766)
Other investing activities, net	(495)	(29)	(526)

Net cash used in investing activities	(6,671)	(12,062)	(22,079)

Cash Flows from Financing Activities
Proceeds from affiliates	–	–	9,363
Repayments to affiliates	(5,005)	(6,291)	(3,891)
Net (decrease) increase in revolving affiliate borrowings	–	(457)	307
Issuance of long-term debt	–	9,223	10,324
Repayment of long-term debt	(5,016)	(17,028)	(1,505)
Distributions to partners	(3,845)	(3,138)	(1,529)
Other financing activities, net	(286)	(795)	(318)

Net cash (used in) provided by financing activities	(14,152)	(18,486)	12,751

Increase (decrease) in cash and cash equivalents	4,724	(8,620)	8,819
Cash and cash equivalents, beginning of year	607	9,227	408

Cash and cash equivalents, end of year	$5,331	$607	$9,227

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Partners’ Capital – As Adjusted
Cellco Partnership (d/b/a/ Verizon Wireless)

	Years Ended December 31,
(Dollars in Millions)	2010	2009	2008

Partners’ Capital
Balance at beginning of year	$84,863	$73,387	$62,404
Cumulative effect of change in accounting for pension and other post-employment benefits (Note 1)	–	–	(23)
Adjusted balance at beginning of year	84,863	73,387	62,381
Net income	16,381	14,398	13,026
Contributed capital	–	(344)	–
Distributions declared to partners	(3,845)	(2,582)	(2,085)
Other	–	4	65
Balance at end of year	97,399	84,863	73,387

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year	136	(93)	(50)
Cumulative effect of change in accounting for pension and other post-employment benefits (Note 1)	–	–	23
Adjusted balance at beginning of year	136	(93)	(27)
Unrealized (losses) gains on cash flow hedges, net	(66)	175	(53)
Defined benefit pension and postretirement plans	(9)	54	(13)
Other comprehensive (loss) income	(75)	229	(66)
Balance at end of year	61	136	(93)

Total Partners’ Capital Attributable to Cellco Partnership	97,460	84,999	73,294

Non-controlling Interest
Balance at beginning of year	1,988	1,692	1,681
Net income attributable to non-controlling interest	295	286	263
Contributed capital	–	31	–
Non-controlling interests in disposed/acquired company	(34)	497	–
Distributions	(287)	(280)	(249)
Acquisitions of non-controlling partnership interests	–	(240)	–
Other	–	2	(3)
Balance at end of year	1,962	1,988	1,692

Total Partners’ Capital	$99,422	$86,987	$74,986

Comprehensive Income
Net income	$16,676	$14,684	$13,289
Other comprehensive (loss) income per above	(75)	229	(66)
Total Comprehensive Income	$16,601	$14,913	$13,223

Comprehensive income attributable to non-controlling interest	$295	$286	$263
Comprehensive income attributable to Cellco Partnership	16,306	14,627	12,960
Total Comprehensive Income	$16,601	$14,913	$13,223

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Cellco Partnership (d/b/a Verizon Wireless)

1.                              Description of Business and Summary of Significant Accounting Policies

Description of Business

Cellco Partnership (the “Partnership”), a Delaware general partnership doing business as Verizon Wireless, provides wireless voice and data services and related equipment using one of the most extensive and reliable wireless networks in the nation. Verizon Wireless continues to expand its penetration of data services and offerings of data devices for both consumer and business customers. The Partnership has one segment and operates domestically only. References to “our Partners” refers to Verizon Communications, and its subsidiaries (“Verizon”), which owns 55% of the Partnership, and Vodafone Group Plc, and its subsidiaries (“Vodafone”), which owns 45% of the Partnership.

These consolidated financial statements include transactions between the Partnership and Verizon and Vodafone (“Affiliates”) for the provision of services and financing pursuant to various agreements (see Notes 7 and 11).

Consolidated Financial Statements and Basis of Presentation

The consolidated financial statements of the Partnership include the accounts of its majority-owned subsidiaries and the partnerships in which the Partnership exercises control. Investments in businesses and partnerships which the Partnership does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting. Investments and partnerships which the Partnership does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method of accounting. Equity and cost method investments are included in Deferred charges and other assets, net in our consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated.

We have evaluated subsequent events through January 16, 2012, the date these consolidated financial statements were available to be issued.

During the second quarter of 2010, we recorded a one-time non-cash adjustment of $268 million primarily to reduce wireless data revenues. This adjustment was recorded to properly defer previously recognized wireless data revenues that were earned and recognized in future periods. As the amounts involved were not material to our consolidated financial statements in the current or any previous reporting period, the adjustment was recorded during the second quarter.

During 2010, we changed our accounting policy to immediately recognize actuarial gains and losses for  pension and other post-employment benefits in the year in which the gains and losses occur.  The cumulative effect of the change on Partners’ Capital as of January 1, 2008 was a decrease of approximately $23 million, with the corresponding increase to Accumulated other comprehensive income. This change was not material to our consolidated statements of income or consolidated statement of cash flows in the current or any previous reporting periods presented.

Use of Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include: the accounting for allowances for uncollectible accounts receivable, unbilled revenue, fair values of financial instruments, depreciation and amortization, the recoverability of intangible assets, goodwill and other long-lived assets, accrued expenses, inventory reserves, unrealized tax benefits, valuation allowances on tax assets, contingencies and allocation of purchase prices in connection with business combinations.

Revenue Recognition

The Partnership earns revenue by providing access and usage of its network, which includes voice and data revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in Advance billings in the consolidated balance sheets. Usage revenue is generally billed in arrears and recognized when service is rendered and included in unbilled revenue, within Receivables, net in the consolidated balance sheets. Equipment sales revenue associated with the sale of wireless devices and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record revenue gross at the time of sale.

We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Advertising Costs

Costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, general and administrative expense in the periods in which they are incurred.

Vendor Rebates and Discounts

The Partnership recognizes vendor rebates or discounts for purchases of wireless devices from a vendor as a reduction of Cost of equipment when the related wireless devices are sold. Vendor rebates or discounts that have been earned as a result of completing the required performance under the terms of the underlying agreements but for which the wireless devices have not yet been sold are recognized as a reduction of inventory cost. Advertising credits are granted by a vendor to the Partnership as reimbursement of specific, incremental, identifiable advertising costs incurred by the Partnership in selling the vendor’s wireless devices. These advertising credits are restricted based upon a marketing plan agreed to by the vendor and the Partnership, and accordingly, advertising credits received are recorded as a reduction of those advertising costs when recognized in the Partnership’s consolidated statements of income.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value, and includes approximately $5,004 million and $192 million at December 31, 2010 and 2009, respectively, held in money market funds that are considered cash equivalents.

Inventory

Inventory consists primarily of wireless equipment held for sale, which is carried at the lower of cost (determined using a first-in, first-out method) or market. The Partnership maintained inventory valuation reserves of $74 million and $106 million as of December 31, 2010 and 2009, respectively, for obsolete and slow moving device inventory based on analyses of inventory agings and changes in technology.

Capitalized Software

Capitalized software consists primarily of direct costs incurred for professional services provided by third parties and compensation costs of employees which relate to software developed for internal use either during the application stage or for upgrades and enhancements that increase functionality. Costs are capitalized and amortized on a straight-line basis over their estimated useful lives. Costs incurred in the preliminary project stage of development and maintenance are expensed as incurred. For a discussion of our impairment policy for capitalized software costs, see “Valuation of Assets” below. Also see Note 3 for additional detail of capitalized non-network software reflected in our consolidated balance sheets.

Plant, Property and Equipment

Plant, property and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites. The cost of plant, property and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Periodic reviews are performed to identify any category or group of assets within plant, property and equipment where events or circumstances may change the remaining estimated economic life. This principally includes changes in the Partnership’s plans regarding technology upgrades, enhancements, and planned retirements. Changes in these estimates resulted in an increase in depreciation expense of $260 million, $319 million, and $228 million for the years ended December 31, 2010, 2009, and 2008, respectively. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.

Upon the sale or retirement of plant, property and equipment, the cost and related accumulated depreciation or amortization is eliminated and any related gain or loss is reflected in the consolidated statements of income in Selling, general and administrative expense.

Interest expense and network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of plant, property and equipment and recorded as construction in progress until the projects are completed and placed into service.

Valuation of Assets

Long-lived assets, including plant, property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Wireless Licenses

The Partnership’s principal intangible assets are licenses, which provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (“FCC”). Renewals of licenses have occurred routinely and at nominal costs, which are expensed as incurred. Moreover, the Partnership has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses. As a result, the wireless licenses are treated as an indefinite lived intangible asset, and are not amortized. The Partnership reevaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life.

The Partnership tests its wireless licenses for potential impairment annually, and more frequently if indications of impairment exist. The Partnership evaluates its licenses on an aggregate basis, using a direct income-based value approach. This approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when a license is substantially complete and the license is ready for its intended use.

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing of goodwill is performed annually or more frequently if indications of potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed for our one reporting unit. Step one compares the fair value of the reporting unit (calculated using a market approach and a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

See Note 4 for further details on our fair value measurements.

Foreign Currency Translation

The functional currency for all of our operations is the U.S. dollar. However, we have transactions denominated in a currency other than the local currency, principally debt denominated in Euros and British Pounds Sterling. Gains and losses resulting from exchange-rate changes in transactions denominated in a foreign currency are included in earnings.

Derivatives

The Partnership uses derivatives from time to time to manage the Partnership’s exposure to fluctuations in the cash flows of certain transactions. We measure all derivatives at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Our derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.

Employee Benefit Plans

The Partnership maintains a defined contribution plan, the Verizon Wireless Savings and Retirement Plan (the “Savings and Retirement Plan”), for the benefit of its employees. The Savings and Retirement Plan includes both an employee savings and profit sharing component. Under the employee savings component, employees may contribute a percentage of eligible compensation to the Savings and Retirement Plan. Up to the first 6% of an employee’s eligible compensation contributed to the Savings and Retirement Plan is matched 100% by the Partnership. Under the profit sharing component, the Partnership may elect, at the sole discretion of the Human Resources Committee of the Board of Representatives, to contribute an additional amount in the form of a profit sharing contribution to the accounts of eligible employees. (See Note 6)

Long-Term Incentive Compensation

The Partnership measures compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values. See Note 8 for further details.

Income Taxes

The Partnership is not a taxable entity for federal income tax purposes. Any federal taxable income or loss is included in the respective partners’ consolidated federal return. Certain states, however, impose taxes at the partnership level and such taxes are the responsibility of the Partnership and are included in the Partnership’s tax provision. The consolidated financial statements also include provisions for federal and state income taxes, prepared on a stand-alone basis, for all corporate entities within the Partnership. Deferred income taxes are recorded using enacted tax law and rates for the years in which the taxes are expected to be paid or refunds received. Deferred income taxes are provided for items when there is a temporary difference in recording such items for financial reporting and income tax reporting.

The Partnership uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and provides disclosures regarding uncertainties in income tax positions. The Partnership recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.

Concentrations

The Partnership relies on local and long-distance telephone companies, some of whom are related parties (Note 11), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on our business, results of operations and financial condition.

The Partnership depends upon various key suppliers to provide it, directly or through other suppliers, with the equipment and services, such as switch and network equipment, handsets and other devices and wireless data applications that are needed to operate the business. Most of our handset and other device suppliers rely on Qualcomm Incorporated (“Qualcomm”) for the manufacture and supply of the chipsets used in their devices. In addition, a small group of suppliers provide nearly all of our network cell site and switch equipment and, in many instances, due to compatibility issues, we must use the same supplier for both the cell site equipment and switches in a given area of our network footprint. If any of our key network cell site and switch equipment suppliers, or other suppliers, fail to provide equipment or services on a timely basis or fail to meet our performance expectations, we may be unable to provide services to our customers in a competitive manner or continue to maintain and upgrade our network. Because of the costs and time lags that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.

No single customer receivable is large enough to present a significant financial risk to the Partnership.

Recently Adopted Accounting Standards

The adoption of the following accounting standards and updates during 2010 did not result in a significant impact to our consolidated financial statements:

In January 2010, we adopted the accounting standard regarding consolidation accounting for variable interest entities. This standard update requires an enterprise to perform an analysis to determine whether the entity’s variable interest or interests give it a controlling interest in a variable interest entity.

In January 2010, we adopted the accounting standard update regarding fair value measurements and disclosures which requires additional disclosures regarding assets and liabilities measured at fair value.

In December 2010, we adopted the accounting standard update regarding disclosures for finance receivables and allowances for credit losses.  This standard update requires that entities disclose information at more disaggregated levels than previously required.

Recent Accounting Standards

On January 1, 2011, we prospectively adopted the accounting standard update regarding revenue recognition for multiple deliverable arrangements.  This method allows a vendor to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists.  Accordingly, the residual method of revenue allocation is no longer permissible.  The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

On January 1, 2011, we prospectively adopted the accounting standard update regarding revenue recognition for arrangements that include software elements.  This requires tangible products that contain software and non-software elements that work together to deliver the products essential functionality to be evaluated under the accounting standard regarding multiple deliverable arrangements.  The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

2.                              Acquisitions and Dispositions

On August 23, 2010, the Partnership acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. (AT&T) for cash consideration of $235 million.  These assets were acquired to enhance the Partnership’s network coverage in these operating markets.  The preliminary purchase price allocation primarily resulted in $106 million of wireless licenses and $72 million in goodwill.

Acquisition of Alltel Corporation

On June 5, 2008, the Partnership entered into an agreement and plan of merger with Alltel Corporation (“Alltel”), a provider of wireless voice and data services to consumer and business customers in 34 states, and its controlling stockholder, Atlantis Holdings LLC, an affiliate of private investment firms TPG Capital and GS Capital Partners, to acquire, in an all-cash merger, 100% of the equity of Alltel for cash consideration of $5,925 million. The Partnership closed the transaction on January 9, 2009.

The Partnership has completed the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of non-controlling interests, and the amount of goodwill recognized as of the acquisition date.

The fair values of the assets acquired and liabilities assumed were determined using the income, cost, and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market other than interest rate swaps (see Note 4) and long-term debt assumed in the acquisition. The income approach was primarily used to value the intangible assets, consisting primarily of wireless licenses and customer relationships. The cost approach was used as appropriate for property, plant, and equipment. The market approach was utilized in combination with the income approach for certain acquired investments. Additionally, Alltel historically conducted business operations in certain markets through non-wholly owned entities (“Managed Partnerships”). The fair value of the non-controlling interests in these Managed Partnerships as of the acquisition date of approximately $586 million was estimated by using a market approach. The fair value of the majority of the long-term debt assumed and held was primarily valued using quoted market prices.

The following table summarizes the consideration paid and the allocation of the assets acquired, including cash acquired of $1,044 million, and liabilities assumed as of the close of the acquisition, as well as the fair value at the acquisition date of Alltel’s non-controlling partnership interests:

(dollars in millions)

Assets acquired
Current assets	$2,760
Plant, property and equipment	3,513
Wireless licenses	9,444
Goodwill	16,242
Intangible assets subject to amortization	2,391
Other acquired assets	2,444
Total assets acquired	36,794

Liabilities assumed
Current liabilities	1,833
Long-term debt	23,929
Deferred income taxes and other liabilities	4,982
Total liabilities assumed	30,744

Net assets acquired	6,050
Non-controlling interest	(458)
Contributed capital	333
Total cash consideration	$5,925

Included in the above purchase price allocation is $2,064 million of net assets that were subsequently divested as a condition of the regulatory approval as described below.

Wireless licenses have an indefinite life, and accordingly, are not subject to amortization. The weighted average period prior to renewal of these licenses at acquisition was approximately 5.7 years. The customer relationships, included in Intangible assets subject to amortization are being amortized using an accelerated method over 8 years, and other intangibles are being amortized on a straight-line basis or an accelerated method over a period of 2 to 3 years. At the time of the acquisition, goodwill of approximately $1,363 million was expected to be deductible for tax purposes.

Pro Forma Information

The unaudited pro forma information presents the combined operating results of the Partnership and Alltel, with the results prior to the acquisition date adjusted to include the pro forma impact of: the elimination of transactions between the Partnership and Alltel; the adjustment of amortization of intangible assets and depreciation of fixed assets based on the purchase price allocation; the elimination of merger expenses and management fees incurred by Alltel; and the adjustment of interest expense reflecting the assumption and partial redemption of Alltel’s debt and incremental borrowing incurred by the Partnership to complete the acquisition of Alltel.

The unaudited pro forma results are presented for illustrative purposes only and do not reflect the realization of potential cost savings, or any related integration costs. Certain cost savings may result from the merger; however, there can be no assurance that these cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger had occurred as of January 1, 2008, nor does the pro forma data intend to be a projection of results that may be obtained in the future.

The following unaudited pro forma consolidated results of operations assume that the acquisition of Alltel was completed as of January 1, 2008:

(dollars in millions)	Year ended December 31, 2008

Operating revenues	$58,572
Net income	13,398

Consolidated results of operations reported for the year ended December 31, 2009 were not significantly different than the pro forma consolidated results of operations assuming the acquisition of Alltel was completed on January 1, 2009.

During the twelve months ended December 31, 2009, we recorded pretax charges of $88 million primarily related to the Alltel acquisition that were comprised of acquisition related costs recorded in Selling, general and administrative expense in the consolidated statements of income.

Alltel Divestiture Markets

As a condition of the regulatory approvals by the Department of Justice (“DOJ”)and the Federal Communications Commission (“FCC”) to complete the acquisition of Alltel in January 2009, the Partnership was required to divest overlapping properties in 105 operating markets in 24 states (the Alltel Divestiture Markets). Total assets and total liabilities divested were approximately $2.6 billion and $0.1 billion, respectively, principally comprised of network assets, wireless licenses and customer relationships, and were included in Prepaid expenses and other current assets and Other current liabilities, respectively, on the accompanying condensed consolidated balance sheet at December 31, 2009.

On May 8, 2009, the Partnership entered into a definitive agreement with AT&T Mobility LLC (AT&T Mobility), a subsidiary of AT&T, pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses and network assets, for approximately $2.4 billion in cash. On June 9, 2009, the Partnership entered into a definitive agreement with Atlantic Tele-Network, Inc. (ATN), pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets, including licenses and network assets, for $200 million in cash. During the second quarter of 2010, the Partnership received the necessary regulatory approvals and completed both transactions. Upon the completion of the divestitures, we recorded a tax charge of approximately $201 million for the taxable gain on the excess of book over tax basis of the goodwill associated with the Alltel Divestiture Markets.

Acquisition of Rural Cellular Corporation

On August 7, 2008, Verizon Wireless acquired 100% of the outstanding common stock and redeemed all of the preferred stock of Rural Cellular Corporation (“Rural Cellular”) in a cash transaction valued at approximately $1.3 billion.  The final purchase price allocation primarily resulted in $1.1 billion of wireless licenses and $0.9 billion in goodwill. Rural Cellular was a wireless communications service provider operating under the trade name of “Unicel,” focusing primarily on rural markets in the United States.

As part of its regulatory approval for the Rural Cellular acquisition, the FCC and DOJ required the divestiture of six operating markets. On December 22, 2008, we exchanged assets acquired from Rural Cellular and an additional cellular license with AT&T for assets having a total aggregate value of approximately $0.5 billion.

3.          Wireless Licenses, Goodwill and Other Intangibles, Net

Wireless Licenses

The changes in the carrying amount of wireless licenses are as follows:

(dollars in millions)	Wireless Licenses (a)
Balance as of January 1, 2009	$62,392
Acquisitions	9,444
Capitalized interest on wireless licenses	268
Reclassifications, adjustments and other(b)	(99)
Balance as of December 31, 2009	72,005
Acquisitions	178
Capitalized interest on wireless licenses	657
Reclassifications, adjustments and other	3
Balance as of December 31, 2010	$72,843

(a)

During the years ended December 31, 2010 and 2009, approximately $12.2 billion of wireless licenses were under development for commercial service for which we were capitalizing interest costs. In December 2010, a portion of these licenses were placed in service. Accordingly, approximately $3.3 billion of wireless licenses continue to be under development for commercial service.

(b)

Reclassifications, adjustments and other during 2009 primarily includes the reclassification of wireless licenses associated with the pre-merger operations of the Partnership that are included in the Alltel Divestiture Markets (see Note 2) and included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

The Partnership evaluated its wireless licenses for potential impairment as of December 15, 2010 and December 15, 2009. These evaluations resulted in no impairment of the Partnership’s wireless licenses.

During 2008, the Partnership was the winning bidder in the FCC’s auction of spectrum in the 700 MHz band and paid the FCC $9,363 million to acquire 109 licenses in this band.

The average remaining renewal period of our wireless license portfolio was 6.9 years as of December 31, 2010.

Goodwill

The changes in the carrying amount of goodwill are as follows:

(dollars in millions)	Goodwill

Balance as of January 1, 2009	$955
Acquisitions	16,242
Reclassifications, adjustments and other(a)	106
Balance as of December 31, 2009	17,303
Acquisitions	131
Reclassifications, adjustments and other	-
Balance as of December 31, 2010	$17,434

(a)   Reclassifications, adjustments and other during 2009 includes adjustments to goodwill associated with the finalization of the Rural Cellular purchase accounting partially offset by the reclassification of goodwill associated with the pre-merger operations of the Partnership that are included in the Alltel

Divestiture Markets (see Note 2) and included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

The Partnership completed its impairment test as of December 15, 2010 and December 15, 2009. These tests resulted in no impairment of the Partnership’s goodwill.

Other Intangibles, net

Other intangibles, net are included in Other intangibles and other assets, net and consist of the following:

	At December 31, 2010			At December 31, 2009
(dollars in millions)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount

Customer lists (6 to 8 years)	$2,142	$(905)	$1,237	$2,122	$(497)	$1,625
Capitalized software (2 to 5 years)	1,009	(457)	552	879	(377)	502
Other (1 to 3 years)	382	(348)	34	397	(235)	162
Total(a)	$3,533	$(1,710)	$1,823	$3,398	$(1,109)	$2,289

(a)   Based on amortizable intangible assets existing at December 31, 2010, the estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

2011	$565
2012	427
2013	344
2014	247
2015	181
Thereafter	59
Total	$1,823

4.            Fair Value Measurements

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2010:

(dollars in millions)	Level 1	Level 2	Level 3	Total
Assets:
Prepaid expense and other current assets:
Derivative contracts—Cross currency swaps (Current)	$ -	$ 7	$ -	$ 7
Other intangibles and other assets, net:
Derivative contracts—Cross currency swaps (Non-current)	$ -	$101	$ -	$101

Derivative contracts consist of cross currency swaps. Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments.

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2010.

Fair Value of Short-term and Long-term Debt

The fair value of our term note due to affiliates was determined based on future cash flows discounted at current rates. The fair value of our short-term and long-term debt is determined based on quoted market prices or future cash flows discounted at current rates. Our financial instruments also include cash and cash equivalents, and trade receivables and payables. These financial instruments are short term in nature and are stated at their carrying value, which approximates fair value. The fair value of our term note due to affiliates and short-term and long-term debt were as follows:

	At December 31, 2010		At December 31, 2009
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value

Term notes due to affiliates	$-	$-	$5,003	$5,008
Short and long-term debt	16,503	18,697	21,659	23,597

Derivative Instruments

We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. We employ risk management strategies which may include the use of a variety of derivatives including cross currency swaps and interest rate swap agreements. We do not hold derivatives for trading purposes.

We measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. The derivative instruments discussed below are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.

Cross Currency Swaps

We have entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of British Pound Sterling and Euro denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. The fair value of the cross currency swaps included in Prepaid expenses and other current assets and Other intangibles and other assets, net was $7 million and $101 million at December 31, 2010, respectively.  The fair value of the cross currency swaps included in Other intangibles and other assets, net was $315 million at December 31, 2009. For the years ended December 31, 2010 and 2009, a pretax $207 million loss and $310 million gain, respectively, on the cross currency swaps has been recognized in Other comprehensive income, a portion of which was reclassified to Interest income and other, net to offset the related pretax foreign-currency transaction gain or loss on the underlying debt obligations.

Alltel Interest Rate Swaps

As a result of the Alltel acquisition, the Partnership acquired seven interest rate swap agreements with a notional value of $9.5 billion that paid fixed and received variable rates based on three-month and one-month London Interbank Offered Rate (“LIBOR”) with maturities ranging from 2009 to 2013. During 2009, we settled all of these agreements for a gain that was not significant. Changes in the fair value of these swaps were recorded in earnings through settlement.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, trade receivables and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties’ credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

5.                              Non-controlling Interest

Non-controlling interests in equity of subsidiaries were as follows:

	At December 31,
(dollars in millions)	2010	2009

Verizon Wireless of the East LP	$1,179	$1,179
Cellular partnerships	783	809

Non-controlling interest in consolidated entities	$1,962	$1,988

Verizon Wireless of the East LP

Verizon Wireless of the East LP is a limited partnership formed in 2002 and is controlled and managed by the Partnership. Verizon held the non-controlling interest of Verizon Wireless of the East LP at December 31, 2010 and 2009. Verizon is not allocated any of the profits of Verizon Wireless of the East LP.

6.        Supplementary Financial Information

Supplementary Balance Sheet Information

	At December 31,
(dollars in millions)	2010	2009

Receivables, Net:
Accounts receivable	$5,150	$4,953
Other receivables	866	842
Unbilled revenue	319	282

	6,335	6,077
Less: allowance for doubtful accounts	(328)	(356)

Receivables, net	$6,007	$5,721

(dollars in millions)	Balance at beginning of the year	Additions charged to expense	Write-offs, net of recoveries	Balance at end of the year

Accounts Receivable Allowances:
2010	$ 356	$ 746	$ (774)	$ 328
2009	244	696	(584)	356
2008	217	507	(480)	244

	At December 31,
(dollars in millions)	2010	2009

Plant, Property and Equipment, Net:
Land	$ 262	$ 268
Buildings (20-40 yrs.)	9,481	8,849
Wireless plant and equipment (3-15 yrs.)	45,293	40,862
Furniture, fixtures and equipment (5 yrs.)	4,152	4,245
Leasehold improvements (5 yrs.)	3,811	3,501
Construction-in-progress(b)	2,431	1,979

	65,430	59,704
Less: accumulated depreciation	(33,177)	(28,854)

Plant, property and equipment , net(a)	$ 32,253	$ 30,850

(a)	Interest costs of $121 million and $88 million and network engineering costs of $393 million and $351 million were capitalized during the years ended December 31, 2010 and 2009, respectively.

(b)	Construction-in-progress includes $919 million and $784 million of accrued but unpaid capital expenditures as of December 31, 2010 and 2009, respectively.

	At December 31,
(dollars in millions)	2010	2009

Accounts Payable and Accrued Liabilities:
Accounts payable and accrued expenses	$ 4,003	$ 3,633
Accrued payroll	442	390
Related employee benefits	1,424	945
Taxes payable	529	516
Accrued commissions	518	385
Accrued interest	223	254

Accounts payable and accrued liabilities	$ 7,139	$ 6,123

Supplementary Statements of Income Information

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Service Revenue:
Voice revenue	$ 36,465	$ 37,483	$ 31,984
Data revenue	19,529	16,014	10,651

Total service revenue	$ 55,994	$ 53,497	$ 42,635

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Advertising and Promotional Cost:	$ 1,801	$ 2,036	$ 1,779

Employee Benefit Plans:
Matching contribution expense	$ 217	$ 216	$ 185
Profit sharing expense	108	94	103

Depreciation and Amortization:
Depreciation of plant, property and equipment	$ 6,771	$ 6,545	$ 5,258
Amortization of other intangibles	687	802	147

Total depreciation and amortization	$ 7,458	$ 7,347	$ 5,405

Interest Expense, Net:
Interest expense	$ (1,094)	$ (1,497)	$ (490)
Capitalized interest	778	356	329

Interest expense, net	$ (316)	$ (1,141)	$ (161)

Supplementary Cash Flows Information

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Net cash paid for income taxes	$ 1,236	$ 384	$ 575
Interest paid, net of amounts capitalized	284	738	90

7.         Debt

				(dollars in millions) At December 31,
	Interest Rates %	Maturities	2010	2009
Debt:
Notes payable and other	3.75 - 5.55	2011 - 2014	7,000	7,000
	7.375 - 8.875	2011 - 2018	5,975	6,117
	Floating	2011	1,250	6,246
Alltel notes	6.50 - 7.875	2012 - 2032	2,315	2,334
Unamortized discount, net of premium			(37)	(38)
Total debt, including current maturities			16,503	21,659
Less: current maturities			4,869	2,998
Total long-term debt			$ 11,634	$ 18,661

Term notes payable to Affiliate (a):
Promissory note	Floating	2010	-	5,003
Total due to affiliates, including current maturities			-	5,003
Less: current maturities			-	5,003
Total long-term due to affiliates			$ -	$ -

(a)  All affiliate term notes were payable to Verizon Financial Services LLC (“VFSL”), a wholly-owned subsidiary of Verizon.

Debt

Verizon Wireless Capital LLC, a wholly-owned subsidiary of the Partnership, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of the Partnership by acting as co-issuer. Other than the financing activities as a co-issuer of the Partnership’s indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. The Partnership is jointly and severally liable with Verizon Wireless Capital LLC for co-issued notes, as indicated below.

Discounts, premiums, and capitalized debt issuance costs are amortized using the effective interest method.

On June 28, 2010, the Partnership exercised its right to redeem the outstanding $1.0 billion of aggregate floating rate notes due June 2011 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. These notes were issued in June 2009.

During 2010, the Partnership repaid the remaining $4.0 billion of borrowings that were outstanding under a three-year term loan facility that had an original maturity of September 2011. No borrowings remain outstanding under this facility as of December 31, 2010 and this facility has been cancelled.

During November 2009, the Partnership and Verizon Wireless Capital LLC completed an exchange offer to exchange privately placed notes issued in November 2008, and February and May 2009 for new notes with similar terms.

In May 2009, the Partnership and Verizon Wireless Capital LLC co-issued $1.3 billion aggregate principal amount floating rate notes due 2011 and $2.8 billion aggregate principal amount 3.75% notes due 2011 in a private placement resulting in cash proceeds of approximately $4.0 billion, net of discounts and issuance costs.

In February 2009, the Partnership and Verizon Wireless Capital LLC co-issued $750 million aggregate principal amount 5.25% notes due 2012 and $3.5 billion aggregate principal amount 5.55% notes due 2014 in a private placement resulting in cash proceeds of $4.2 billion, net of discounts and issuance costs.

On January 9, 2009, the Partnership borrowed $12.4 billion under a $17.0 billion credit facility (“Bridge Facility”) in order to complete the acquisition of Alltel and repay a portion of the approximately $24 billion of Alltel debt assumed.  The Partnership used cash generated from operations and the net proceeds from the sale of notes in private placements issued in February 2009, May 2009 and June 2009, which are described above to repay the borrowings under the Bridge Facility.  The Bridge Facility and the commitments under the Bridge Facility were terminated.

After completion of the Alltel acquisition and repayments of Alltel debt, including repayments through December 31, 2010, approximately $2.3 billion aggregate principal amount of Alltel Corporation notes and Senior PIK toggle notes remain outstanding and held by third parties.  The Alltel Corporation notes are not guaranteed by the Partnership or by any subsidiary of Alltel and are unsecured.

In August 2009, the Partnership repaid $444 million of borrowings that were outstanding under a three-year term loan facility.

Term Notes Payable to Affiliate

Under the terms of a fixed rate promissory note with VFSL, the Partnership may borrow, repay and re-borrow up to a maximum principal amount of $750 million. Amounts borrowed under this note bear interest at a rate of 5.8% per annum. The fixed rate note matures August 1, 2013 and gives VFSL the right to cancel this note and require settlement of the aggregate unpaid principal and interest under this note on August 1,

2011 or August 1, 2012. There were no outstanding borrowings under this note as of December 31, 2010 and 2009.

During 2009, we used cash generated from operations to repay all of the remaining borrowings under a $2.4 billion floating rate promissory note payable to VFSL. During 2009, we used cash generated from operations to repay $4.4 billion of a $9.4 billion floating rate promissory note payable to VFSL, reducing the outstanding balance to $5.0 billion. During 2010, the Partnership repaid the remaining $5.0 billion of this note and this note has been cancelled.

Debt Covenants

As of December 31, 2010, we are in compliance with all of our debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2010 are as follows:

Years	(dollars in million)
2011	$ 4,869
2012	1,550
2013	1,450
2014	3,500
2015	669
Thereafter	4,502

8.         Long-Term Incentive Plan

Verizon Wireless Long Term Incentive Plan (“Wireless Plan”)

The Wireless Plan provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, value appreciation rights (“VARs”) are granted to eligible employees. As of December 31, 2010, all VARs were fully vested.  We have not granted new VARs since 2004.

VARs reflect the change in the value of the Partnership, as defined in the plan. Similar to stock options, the valuation is determined using a Black-Scholes model. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. VARs are fully exercisable three years from the date of grant with a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.

The Partnership employs the income approach, a standard valuation technique, to arrive at the fair value of the Partnership on a quarterly basis using publicly available information. The income approach uses future net cash flows discounted at market rates of return to arrive at an estimate of fair value, as defined in the plan.

The following table summarizes the assumptions used in the Black-Scholes model during the years ended December 31, 2010, 2009 and 2008:

	2010 Ranges	2009 Ranges	2008 Ranges
Risk-free rate	0.14% - 0.88%	0.15% - 1.63%	0.6% - 3.3%
Expected term (in years)	0.03 - 2.0	0.38 - 2.5	1.2 - 3.0
Expected volatility	31.05% - 47.56%	35.37% - 61.51%	33.9% - 58.5%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life, ending on the measurement date.

For the years ended December 31, 2010, 2009, and 2008, the intrinsic value of VARs exercised during the period was $66 million, $178 million, and $554 million, respectively.

Cash paid to settle VARs for the years ended December 31, 2010, 2009, and 2008 was $67 million, $169 million, and $549 million, respectively.

Awards outstanding at December 31, 2010, 2009 and 2008 under the Wireless Plan are summarized as follows:

(shares in thousands)	VARs (a)	Weighted Average Exercise Price of VARs(a)	Vested VARs (a)
Outstanding, January 1, 2008	60,412	$ 17.58	60,412
Exercised	(31,817)	18.47
Cancelled/Forfeited	(351)	19.01
Outstanding, December 31, 2008	28,244	16.54	28,244
Exercised	(11,442)	16.53
Cancelled/Forfeited	(211)	17.63
Outstanding, December 31, 2009	16,591	16.54	16,591
Exercised	(4,947)	24.47
Cancelled/Forfeited	(75)	22.72
Outstanding, December 31, 2010	11,569	$ 13.11	11,569

(a)         The weighted average exercise price is presented in actual dollars; VARs are presented in actual units.

The following table summarizes the status of the Partnership’s VARs as of December 31, 2010:

	VARs Vested & Outstanding(a)
(shares in thousands) Range of Exercise Prices	VARs	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$8.74 - $14.79	9,407	2.72	$ 12.26
$14.80 - $22.19	2,162	0.78	16.76
Total	11,569		$ 13.11

(a)         As of December 31, 2010 the aggregate intrinsic value of VARs outstanding and vested was $352 million.

Verizon Communications Inc. Long Term Incentive Plan

The 2009 Verizon Communications Inc. Long-Term Incentive Plan (the Verizon Plan) permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and other awards to Partnership employees. The maximum number of shares available for awards from the Verizon Plan is 119.6 million shares.

Restricted Stock Units

The Verizon Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs outstanding at January 1, 2010 are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon common stock. The RSUs granted during 2010 are classified as equity awards because these RSUs will be paid in Verizon common stock upon vesting. Compensation expense for RSUs classified as equity awards is measured based on the market price of Verizon common stock at the date of grant and is recognized over the vesting period. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

The Partnership had approximately 4.3 million and 3.5 million RSUs outstanding under the Verizon Plan as of December 31, 2010 and 2009, respectively.

Performance Stock Units

The Verizon Plan also provides for grants of Performance Stock Units (“PSUs”) that generally vest at the end of the third year after the grant. As defined by the Verizon Plan, the Human Resources Committee of the Board of Directors of Verizon determines the number of PSUs a participant earns based on the extent to which the corresponding goals have been achieved over the three-year performance cycle. All payments are subject to approval by the Verizon Human Resources Committee. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon’s stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

The Partnership had approximately 6.3 million and 5.2 million PSUs outstanding under the Verizon Plans as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, unrecognized compensation expense related to the unvested portion of the Partnership’s RSUs and PSUs was approximately $101 million and is expected to be recognized over a weighted-average period of approximately two years.

Stock-Based Compensation Expense

For the years ended December 31, 2010, 2009 and 2008, the Partnership recognized compensation expense for stock based compensation related to VARs, RSUs and PSUs of $217 million, $169 million and $19 million, respectively.

9.                              Income Taxes

Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Current tax provision:
Federal	$874	$356	$413
State and local	128	294	213

	1,002	650	626

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Deferred tax provision:
Federal	1	335	217
State and local	64	(188)	(41)

	65	147	176

Provision for income taxes	$1,067	$797	$802

A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership’s effective tax rate is as follows:

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Income tax provision at the statutory rate	$6,210	$5,418	$4,932
State income taxes, net of U.S. federal benefit	140	27	120
Interest and penalties	-	28	(8)
Other	183	-	-
Partnership income not subject to federal or state income taxes	(5,466)	(4,676)	(4,242)

Provision for income tax	$1,067	$797	$802

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. The significant components of the Partnership’s deferred tax assets and (liabilities) are as follows:

	December 31,
(dollars in millions)	2010	2009

Deferred tax assets:
Net operating loss carryforward	$62	$505
Valuation allowance	(23)	(23)
State tax deductions	102	103
Other	233	262

Total deferred tax assets	$374	$847

Deferred tax liabilities:
Intangible assets	$(9,384)	$(9,555)
Plant, property and equipment	(1,173)	(1,452)
Other	(218)	(116)

Total deferred tax liabilities	$(10,775)	$(11,123)

Net deferred tax asset-current(a)	$113	$317
Net deferred tax liability-non-current	$(10,514)	$(10,593)

(a)         Included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

At December 31, 2010, the Partnership had state net operating loss carryforwards of $1,377 million. These net operating loss carryforwards expire at various dates principally from December 31, 2017 through December 31, 2025.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(dollars in millions)	2010	2009	2008

Balance as of January 1	$506	$77	$67
Additions based on tax positions related to the current year	7	212	25
Additions for tax positions of prior years	8	222	16
Reductions due to lapse of applicable statute of limitations	(8)	(5)	(14)
Settlements	(120)	–	(17)

Balance as of December 31	$393	$506	$77

Upon the acquisition of Alltel on January 9, 2009, the Partnership recorded a liability of $222 million for unrecognized tax benefits. As of December 31, 2010, $183 million of this balance remains.  It is reasonably possible that the range of possible outcomes can change by a significant amount and accordingly, an estimate of the range of possible outcomes cannot be made until issues are further developed or examinations closed.

During the year, the Partnership’s subsidiaries settled and closed several examinations that resulted in the release of approximately $120 million in previously unrecognized tax benefits.  As a result of the settlements, the Partnership’s subsidiaries paid approximately $42 million including interest to satisfy the assessments.  Additionally, the Partnership’s subsidiaries released approximately $8 million in previously unrecognized tax benefits during the year resulting from the lapse of the statute of limitations in several jurisdictions.

Included in the total unrecognized tax benefits balance as of December 31, 2010, is $240 million of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective tax rate.

The Partnership had approximately $38 million for the payment of interest and penalties accrued as of December 31, 2010, relating to the $393 million of unrecognized tax benefits reflected above.

The Partnership or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Partnership is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 1997. The Internal Revenue Service (IRS) is currently examining some of the Partnership’s subsidiaries. As a result of the anticipated resolution of various income tax matters within the next twelve months, the Partnership believes that it is reasonably possible that the unrecognized tax benefits may be adjusted. An estimate of the amount of the change attributable to any such settlement cannot be made at this time.

10.                              Leases

As Lessee

The Partnership has entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis over the non-cancellable lease term which is generally determined to be the initial lease term. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the non-cancellable lease term. For the years ended December 31, 2010, 2009, and 2008, the Partnership recognized rent expense of $1,363 million, $1,149 million, and $845 million, respectively, in Cost of service and $469 million, $504 million, and $391 million, respectively, in Selling, general and administrative expense in the accompanying consolidated statements of income.

The aggregate future minimum rental commitments under non-cancellable operating leases, excluding renewal options that are not reasonably assured for the periods shown at December 31, 2010, are as follows:

(dollars in millions)	Operating Leases

Years

2011	$1,384
2012	1,210
2013	1,044
2014	894
2015	734
Thereafter	4,263

Total minimum payments	$9,529

11.                              Other Transactions with Affiliates

In addition to transactions with Affiliates in Note 7, other significant transactions with Affiliates are summarized as follows:

	For the Years Ended December 31,

(dollars in millions)	2010	2009	2008
Revenue related to transactions with affiliated companies	$94	$102	$106
Cost of service(a)	1,471	1,377	1,252
Selling, general and administrative expenses(b)	225	274	289
Interest incurred(c)	9	66	319

(a)	Affiliate cost of service primarily represents charges for long distance, direct telecommunication and roaming services provided by affiliates.

(b)

Affiliate selling, general and administrative expenses include charges from affiliates for services provided, including insurance, leases, office telecommunications, and billing and lockbox services, as well as services billed from the Verizon Service Organization (“VSO”) and Verizon Corporate Services for functions performed under service level agreements.

(c)	Interest costs of $7, $56 and $252 were capitalized in Wireless licenses and Plant, property and equipment, net in the years ended December 31, 2010, 2009 and 2008, respectively (See Notes 3 and 6).

Receivable from Affiliates, Net

The net amounts due from or payable to affiliates as a result of services provided in the normal course of business are presented in Due from affiliates, net within Current assets in the consolidated balance sheets.

Distributions to Affiliates

As required under the Partnership Agreement, we paid aggregate tax distributions of $3,845 million, $3,138 million and $1,529 million to our Partners during the years ended December 31, 2010, 2009, and 2008 respectively. In addition to our quarterly tax distribution to our Partners, our Partners have directed us to make supplemental tax distributions to them, subject to our board of representatives’ right to reconsider these distributions based on significant changes in overall business and financial conditions. During the year ended December 31, 2010, we made supplemental tax distributions in the aggregate amount of $667 million, which is included in the total distribution paid above. Subsequent annual supplemental tax distributions in the amount of $667 million comprised of $300 million to Vodafone and $367 million to Verizon Communications in each of 2011 and 2012 are scheduled to be paid in equal quarterly installments during each of those years on the same dates that the established regular quarterly tax distributions are made.

Additionally, in November 2008, we provided our Partners with the customary calculation of the aggregate tax distribution of $556 million for the quarter ending September 30, 2008. With respect to this tax distribution, however, Verizon Communications and Vodafone agreed to defer payment. On April 23, 2009, we made payment of the deferred distribution in full (without interest, premium or other adjustment) of the applicable amounts to our Partners, which is included in the total distributions paid in 2009.

12.                              Accumulated Other Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting partners’ capital that, under GAAP, are excluded from net income. The components of Accumulated other comprehensive income are as follows:

	December 31,

(dollars in millions)	2010	2009

Unrealized gains on cash flow hedges, net	$56	$122
Defined benefit pension and postretirement plans	5	14

Accumulated other comprehensive income	$61	$136

13.                              Commitments and Contingencies

Bell Atlantic, now known as Verizon Communications, and Vodafone entered into an alliance agreement to create a wireless business composed of both companies’ U.S. wireless assets, as amended, which we refer to as the “Alliance Agreement”. The Alliance Agreement contains a provision, subject to specified limitations, that requires Verizon and Vodafone to indemnify the Partnership for certain contingencies, excluding PrimeCo Personal Communications L.P. contingencies, arising prior to the formation of the Partnership.

The Partnership is subject to lawsuits and other claims, including class actions and claims relating to product liability, patent infringement, intellectual property, antitrust, partnership disputes, and relations with resellers and agents, as well as regulatory proceedings, at the state and federal level. The Partnership is also defending lawsuits filed against the Partnership and other participants in the wireless industry alleging adverse health effects as a result of wireless phone usage. Various consumer class action lawsuits allege that the Partnership violated certain state consumer protection laws and other statutes and defrauded customers through misleading billing practices or statements. These matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against the Partnership and/or insurance coverage.

Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company establishes an accrual for it. In none of the currently pending matters is the amount of accrual material.  An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time, due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

Verizon has entered into reimbursement agreements with third-party lenders that permit these lenders to issue letters of credit to third parties on behalf of the Partnership and our subsidiaries, including Alltel, following the acquisition of Alltel.

We have commitments primarily related to sponsorships and the purchase of network services, equipment and software from suppliers totaling $44.9 billion. Of this total amount, $13.7 billion, $14.0 billion, $17.0 billion, $0.1 billion and $0.1 billion are expected to be purchased in 2011, 2012, 2013, 2014 and 2015 and thereafter, respectively.

14.                              Subsequent Events

During May 2011, the Partnership repaid $4.0 billion aggregate principal amount of two-year fixed and floating rate notes.  During December 2011, €0.7 billion of 7.625% Notes matured and were repaid and the related cross currency swap was settled.

On July 28, 2011, the Board of Representatives of the Partnership declared a distribution to its owners, payable on January 31, 2012 in proportion to their partnership interests on that date, in the aggregate amount of $10 billion.  As a result, based on current ownership interests in the Partnership, Verizon Communications will receive a cash payment of $5.5 billion and Vodafone Group Plc will receive a cash payment of $4.5 billion on the distribution date.

In December 2011, we entered into agreements to acquire Advanced Wireless Services (“AWS”) spectrum licenses held by SpectrumCo, LLC and Cox TMI Wireless, respectively.  The aggregate value of these transactions is approximately $3.9 billion to acquire 152 AWS spectrum licenses covering a population of approximately 287 million. The consummation of each of these transactions is subject to various conditions, including approval by the FCC and the Department of Justice. These spectrum acquisitions are expected to close in 2012.

In December 2011, we also entered into certain commercial agreements with affiliates of Comcast Corporation, Time Warner Cable, Bright House Networks and Cox Communications Inc. (“the cable companies”).  Through these agreements, the cable companies and the Partnership became agents to sell one another's products and services and, over time, the cable companies will have the option, subject to the terms and conditions of the agreements, of selling the Partnership’s service on a wholesale basis.  In addition, the cable companies (other than Cox Communications Inc.) and the Partnership have formed a technology innovation joint venture for the development of technology and intellectual property to better integrate wireline and wireless products and services.

From January 1, 2011 through December 31, 2011, we paid tax distributions to our Partners of $3,082 million, including aggregate tax distributions of $2,415 million as well as supplemental tax distributions of $667 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Representatives and Partners of Cellco Partnership d/b/a Verizon Wireless:

We have audited the accompanying consolidated balance sheets of Cellco Partnership and subsidiaries d/b/a Verizon Wireless (the “Partnership”) as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows and changes in partners’ capital for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

February 28, 2011 (January 16, 2012 as to Note 14)